NEWS RELEASE

Exhibit 1.1

FOR IMMEDIATE RELEASE — June 14, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Substantial Issuer Bid

CALGARY, Alberta — PetroKazakhstan Inc. (the "Corporation") announced today that it has commenced the substantial issuer bid it announced on May 4, 2004 for its class A common shares (the "Shares"). The Corporation has obtained the necessary exemptive relief from securities regulators in both Canada and the United States to permit it to proceed with the bid and mailed the offer documents to its shareholders on June 11, 2004. The bid will expire at 5:00 p.m. (Toronto time) on July 19, 2004.

The Corporation seeks to distribute to its shareholders C$160 million under the bid, which will be conducted in the form of a modified "Dutch auction". The Corporation believes this procedure provides the most equitable and efficient means to make this distribution. Shareholders will have the option to elect whether to participate in the distribution.

The Corporation will purchase an aggregate amount of up to C$160 million in shares at a purchase price determined by the auction process, subject to a minimum price of C$40.00. The auction will be conducted with price increments of C$0.10 above the minimum price. Under the terms of the bid, at the minimum bid price of C$40.00, the Corporation will purchase a maximum of 4,000,000 Shares. Full particulars of the bid, including the terms and conditions of the offer, are set out in the offer documents mailed to shareholders and filed with applicable securities regulators.

PetroKazakhstan is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The Company's website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations — Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 — 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425